Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 001-40166

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On July 7, 2021, Will Marshall, Co-Founder and Chief Executive Officer of Planet, and Niccolo de Masi, Chief Executive Officer of dMY IV, were interviewed on CNBC. A copy of the transcript of this interview is set forth below.

CNBC Squawk on the Street – 7.7.21

Morgan Brennan:

Planet, a private space start-up which operates a network of about 200 satellites taking daily photos of Earth announcing today that it will go public via a SPAC merger. Joining us now is Planet’s co-founder and CEO Will Marshall, and Niccolo de Masi, dMY Technology Group’s CEO. Gentlemen, welcome to the show and congratulations on this deal. Will, I mean, going back a couple years pre-pandemic, the talk within the space industry was that Planet was a likely contender to go public. Why are you doing so now? Why are you doing so in this format?

Will Marshall: Look, I mean, real excited to be going public because Planet is ready for the big wide world and the world really needs Planet. So Planet is ready because we’ve got a stable business of over $100 million in revenue diversified industries ranging from agriculture that use our data to improve crop yields to governments for security and disaster response to mapping companies like Google that use it to improve their maps that you find online. And we feel our business is ready for the prime time and can scale a lot and at the same time the world needs Planet we’re filling this hole especially as the world reboots into a sustainable economy, every company needs to measure their ESG targets. Every country on the Earth needs to measure their emissions, and Planet has the data that enables us to move to a sustainable economy.

Morgan Brennan: Yeah, and we’re talking about data that potentially has applications in every industry on Earth. I want to dig into that a little bit more, but first, Niccolo, why did you choose to invest or why are you choosing to sponsor Planet specifically, especially when there are quite a number now, a growing number of Earth imaging satellite names out there?

Niccolo de Masi: Well, we’ve actually been following the business and the sector a long time, and believe it or not, whilst there are other businesses that are attempting to sort of follow us, they are many years behind, right. This industry has been going ten years largely because of Will Marshall’s pioneering vision and his ability to build out a vertically integrated hardware, software, machine learning and data business has made him effectively, I’d say, the 800 pound gorilla of the space. He has 30 times more imagining revenue than the next biggest competitor, ten times more satellites than everybody else combined. If you think about the sort of metrics that matter in this industry for leadership, we’ve got triple digit number of satellites. Competitors are in the single digits. We’ve got nine figures of revenue. Competitors often have as little as zero or even seven figures only of revenue this year. So look, I’ve seen a lot of tech businesses, a lot of tech industries, and I’ve seen them scale, and historically, the leading player, especially when the lead is this commanding, has outsized returns – much faster growth than the S&P 500, much bigger share price returns – and we think that Planet has, I would argue, the most commanding lead we have ever seen in any aspect of the technology market today.

Morgan Brennan: Yeah, well, I realize that you’ve built out this constellation of satellites and basically the infrastructure that enables you to be a data and data analytics company and sign up hundreds of customers to these subscriptions. Of your different segments, what is growing the fastest and how large will you continue to grow this constellation to continue to add more capability?

Will Marshall: Great question. The biggest segments today are in agriculture, government, mapping and in forestry, and those are all growing really fast, especially in agriculture, it’s trying to switch to precision agriculture that improves crop yields and decreases fertilizer costs and also moves to sustainable agriculture, a really important thing. We are seeing massive growth. And it really is a data business, so you mentioned that we have 200 satellites and we scan the whole Earth every day, but we feed those satellite data feeds as data feeds into people’s workflows to enable them to make smarter decisions, and that’s all on a subscription basis. So think of it like a “Bloomberg-like” terminal for Earth data, which people use as data feeds to make these smarter decisions. And just like any data business, it’s high growth and high margins, and we have great user lock in. So our customers really like using that platform, and it’s pretty much relevant to every company on the planet.

Morgan Brennan: Quickly, Will, how are you keeping all that data safe especially given the fact that cybersecurity is in focus with all these attacks and hacks that we’ve seen across so many industries as of late?

Will Marshall: Absolutely, a critical question, and we encrypt our links to our satellites extremely, we’re aware we have a big surface area to attack if you like, and we ensure that we do all the latest technology to keep the data safe and we have strong company provisions there.

Morgan Brennan: Alright, Will and Niccolo thanks for joining us today.

Will Marshall: Thank you very much.

Niccolo de Masi: It was a pleasure.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY IV intends to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”), which will include the proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read, when available, the Registration Statement and a preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments thereto, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV will be included in the Registration Statement to be filed by dMY IV, which will include the proxy statement/prospectus of dMY IV, for the Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.